1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

Telephone: (404) 607-6933                     Facsimile: (678) 840-2126

July 18, 2014

Mary Cole, Esq.

Sheila Stout

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, DC 20549

Re:	VII Peaks Co-Optivist Income BDC II, Inc.

Comments to Form N-2, Post-Effective Amendment No. 6

Filed July 2, 2014

File No. 333-176182

Dear Ms. Cole and Ms. Stout:

I am writing as counsel to VII Peaks Co-Optivist Income BDC II, Inc. (the “Company”) to follow-up our phone conversation yesterday. In that regard, I have attached redlined pages to a proposed Post-Effective Amendment No. 7 to the Company’s Form N-2, which will be filed only when the staff has reviewed the changes.

The pages include revisions to the bullet point disclosures on the cover page of the prospectus, a rewrite of the summary Distribution section on page 8, and a rewrite of the main Distribution section on pages 45-46. The changes include elevating the fact that distributions have been and will continue to be paid from return of capital to earlier in the sections, adding a definition for return of capital, and presenting more of the historical information in tables, instead of narratively. We have also added a risk factor regarding this issue, which is also enclosed.

Also, the existing subscription agreement contains a bullet point disclosure of certain major risks above the signature block for the investor. The subscription agreement will be revised to modify the bullet point disclosure to read as follows:

•	Our distributions historically have not been based on our investment performance; instead, a significant portion has constituted a return of capital. A return of capital generally is a return of your investment rather than a return of earnings or gains derived from our investment activities. In 2013 and the first quarter of 2014, the portion of our distributions that constituted a return of capital was 33% and 67%, respectively. You should assume that a substantial part of our distributions will continue to be funded from paid in capital until our net assets increase sufficiently to lower our expense ratio, which we do not expect to occur until we have more than $100 million in assets, or until our Manager enters into an expense support agreement with us.

Letter to Mary Cole, Esq., and Sheila Stout

July 18, 2014

•	You should not expect to be able to sell your shares regardless of how we perform. If you are able to sell your shares of common stock, you will likely receive less than your purchase price. Because you will be unable to sell your shares, you will be unable to reduce your exposure on any market downturn.

•	We do not intend to list our common stock on any securities exchange during or for what may be a significant time after the offering period, and we do not expect a secondary market in the common stock to develop.

•	We have implemented a quarterly share repurchase program, but only a limited number of shares of common stock will be eligible for repurchase by us. In addition, any such repurchases will be at a price less than the current offering price in effect on the date that we initiate each quarterly repurchase offer.

•	You should consider that you may not have access to the money you invest for an indefinite period of time. An investment in our shares of common stock is not suitable for you if you need access to the money you invest.

We discussed using an abbreviated subscription agreement for those investors who previously executed a full subscription agreement during the period after April 30, 2014, when the Company’s registration statement became ineffective. The abbreviated subscription agreement will be attached to the registration statement as an exhibit, and will contain the bullet point disclosure set forth above.

The Company intends to file supplements to amend the cover page and the form of subscription agreement as necessary to update the historical percentage of distributions paid from return of capital in the first bullet point when new financial statements are issued that change the information.

The Company has amended its form of notice that will be sent at the time distributions are made. The attached form of notice is attached hereto. As we discussed, it is not possible to state the amount of any distribution that constitutes net investment income, realized gains or return of capital until a fiscal period is complete. Accordingly, the Company will estimate the allocation, and will supplement as necessary with additional notices if the subsequent quarterly financials materially changes the information in the preliminary notice. The final allocation will continue to be as reflected on IRS Form 1099 prepared at the end of the fiscal year.

I am available to discuss any time today or Monday.

Letter to Mary Cole, Esq., and Sheila Stout

July 18, 2014

Very truly yours,

INVESTMENT LAW GROUP OF DAVIS
GILLETT MOTTERN & SIMS, LLC

/s/ Robert J. Mottern

Robert J. Mottern, Esq.

Letter to Mary Cole, Esq., and Sheila Stout

July 18, 2014

I, Gurpreet S. Chandhoke, hereby certify that I have read the foregoing letter dated July 18, 2014, by Robert J. Mottern, counsel for the VII Peaks Co-Optivist Income BDC II, Inc. and I acknowledge that the Company is responsible for the adequacy and accuracy of the statements in the letter, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

VII Peaks Co-Optivist Income BDC II, Inc.

/s/ Gurpreet S. Chandhoke

Gurpreet S. Chandhoke, Chief Executive Officer

FORM OF DISTRIBUTION NOTICE

[date]

Dear Shareholder:

On ___________, 2014, the Board of Directors of VII Peaks Co-Optivist Income BDC II, Inc. (the “Fund”) declared a distribution of $_______________ per share, payable on ____________, 2014 to stockholders of record as of _____________, 2014. The Fund estimates that the tax attributes of the distribution will be as follows:

Source of Distribution	Distribution Amount	Percentage
Distributions of net investment income for current year	$		%
Distributions of net realized capital gains	$		%
Distributions of paid in capital	$		%
Total	$	100%

As of ___________, 2014, the accumulated undistributed realized profits less losses was $________, and the net unrealized appreciation or depreciation of portfolio securities was ($__________).

The determination of the tax attributes of our distributions is made annually at the end of our fiscal year based upon the character of our taxable income for the full year and distributions paid for the full year. Therefore, the foregoing estimate of the tax attributes of this distribution is subject to adjustment based on the actual results of our operations for the full year. The actual tax characteristics of our distributions will be reported to shareholders on a Form 1099-DIV delivered after the end of this fiscal year.